UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 22)

ISCO International, Inc.
(Name of Issuer)

COMMON STOCK, par value $.001
(Title of Class of Securities)

46426P103
(CUSIP Number)

Jerald A. Trannel
407 S. Third Street, Suite 230
Geneva, Illinois  60134
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 452284102  Page 2 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Alexander Finance, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        71,469,856
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                71,469,856

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

71,469,856

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

27.2%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 452284102  Page 3 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        11,000,000
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                11,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

11,000,000

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

4.2%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 46426P103  Page 4 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bun Partners, Inc.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        71,469,856
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                71,469,856

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

71,469,856

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

27.2%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 5 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        82,469,856
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                82,469,856

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

82,469,856

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

31.4%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 6 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        82,469,856
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                82,469,856

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

82,469,856

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

31.4%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 46426P103  Page 7 of 9 Pages

The undersigned, Alexander Finance, L.P. ("Alexander") hereby amends its Schedule 13D as filed on November 12, 1999 and as previously amended (the "Schedule 13D") relating to the Common Stock of ISCO International, Inc.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

Item 3. Source and Amount of Funds

The Common Stock beneficially owned by Alexander and Grace was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction

The Company provided the following information in a form
8-K filed on May 20, 2009:

   As previously reported by ISCO International, Inc. (the
   "Company"), as of April 30, 2009, the Company had approimately $25.2 million in outstanding indebtedness due and owning to its lenders, Alexander Finance, L.P.
   and Manchester Securities Corporation (together, the
   "Lenders"). On May 1, 2009, the Lenders delivered a notice of default to the Company, in which the Lenders declared the entire outstanding amount of indebtedness immediately due and payable. Pursuant to the terms of the loan documents, the indebtedness was secured by a lien on all of the Company's assets. On May 19, 2009, the Lenders conducted a public foreclosure sale pursuant to Article 9 of the New York Uniform Commercial Code
   (the "Asset Sale").  At the Asset Sale, ISCO
   International, LLC (the "Buyer") purchased substantially all of the assets (the "Purchased Assets") of the company by issuing a successful credit bid of $10 million consisting of secured obligations of the Company which the Buyer previously obtained from the Lenders.
   The Buyer is owned by the Company's Lenders.

In connection with the $10 million successful credit bid described above, Alexander credit bid the following debt of the Company, which totaled $5,300,000 principal amount
(In addition, Manchester Securities Corporation credit bid
$4,700,000 of their debt as part of this transaction):
a. $975,000 in principal of 9.5% Secured Grid Notes due
8/1/2010
b. $1,650,000 in principal of 9.5% Secured Convertible
Notes due 8/1/2010
c. $1,500,000 in principal of 7.0% Senior Secured
Convertible Notes due 8/1/2009
d. $1,175,000 in principal of 7.0% Senior Secured
Convertible Notes due 8/1/2009

As a result, the Company's current debt held by Alexander is as follows:
a. $4,172,874.96 in principal of 7.0% Senior Secured
Convertible Notes due 8/1/2009
b. $2,500,000 in principal of 5% Senior Convertible Notes due 6/22/2010

This current principal amount of debt, $6,672,874.96, along with accrued and unpaid interest associated with debt of the Company held by Alexander, amounting to $1,440,745.80, is currently convertible into 34,405,010 shares of the Company's common stock.


Item 5. Interest in Securities of the Issuer

(a) As of the date of this Amendment, Alexander, if it converted its 5% convertible notes, 7% convertible notes and accrued interest on the various convertible notes, would beneficially own 71,469,856 shares of Common
Stock, representing approximately 27.2% of the outstanding shares of Common Stock. Grace beneficially owns 11,000,000 shares of Common Stock, representing approximately 4.2% of the outstanding shares of Common Stock. As general partner of Grace and Alexander, Spurgeon may be deemed beneficial owner of 82,469,856 shares of Common Stock, or 31.4% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Alexander, Bun may be deemed beneficial owner of 71,469,856 shares of Common Stock, or 27.2% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace and President of Bun, Whitmore may be deemed beneficial owner of 82,469,856 shares of Common Stock, or 31.4% of the outstanding shares of Common Stock.

Schedule 13D/A

CUSIP No. 46426P103  Page 8 of 9 Pages

(i) Alexander beneficially owns 37,064,846 shares of Common
Stock directly, $2,500,000 face amount of the Issuer's
5% Senior Secured Convertible Notes due June 22, 2010
("5% Notes") which together with accrued interest through May 19, 2009 thereon, are presently convertible into 8,769,173 shares of Common Stock, $4,172,874.96 face amount of the Issuer's 7% Senior Secured Convertible Notes due
August 1, 2009 ("7% Notes") which together with accrued interest through May 19, 2009 thereon, are presently convertible into 25,131,519 shares of Common Stock, and accrued interest through May 19, 2009 on the 9.5% Secured
Convertible Notes due 8/1/2010 ("9.5% Notes") which is presently convertible into 504,318 shares of Common Stock;

(ii) Grace beneficially owns 11,000,000 shares of Common
Stock directly;

(iii) Spurgeon beneficially owns indirectly as the general partner of Alexander and Grace 48,064,846 shares of Common
Stock, $2,500,000 face amount of the Issuer's 5% Notes which together with accrued interest through May 19, 2009 thereon, are presently convertible into 8,769,173 shares of Common Stock, $4,172,874.96 face amount of the Issuer's 7%
Notes which together with accrued interest through May 19, 2009 thereon, are presently convertible into 25,131,519 shares of Common Stock, and accrued interest through May
19, 2009 on the 9.5% Notes which is presently convertible into 504,318 shares of Common Stock;

(iv) Bun beneficially owns indirectly as the general partner of Alexander 37,064,846 shares of Common Stock and $2,500,000 face amount of the Issuer's 5% Notes which together with accrued interest through May 19, 2009 thereon, are presently convertible into 8,769,173 shares of Common Stock, $4,172,874.96 face amount of the Issuer's
7% Notes which together with accrued interest through May
19, 2009 thereon, are presently convertible into 25,131,519 shares of Common Stock, and accrued interest through May
19, 2009 on the 9.5% Notes which is presently convertible into 504,318 shares of Common Stock;

(v) Whitmore beneficially owns indirectly as the owner of Bun and the general partner of Grace 48,064,846 shares of Common Stock and $2,500,000 face amount of the Issuer's
5% Notes which together with accrued interest through May
19, 2009 thereon, are presently convertible into 8,769,173 shares of Common Stock, $4,172,874.96 face amount of the Issuer's 7% Notes which together with accrued interest through May 19, 2009 thereon, are presently convertible into 25,131,519 shares of Common Stock, and accrued interest through May 19, 2009 on the 9.5% Notes which is presently convertible into 504,318 shares of Common Stock;

(c) Other than the credit bid of debt described in this filing, there have been no transactions by the Filer during the past 60 days.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of such shares of Common Stock beneficially owned by the Filers.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.
none

Schedule 13D/A

CUSIP No. 46426P103  Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2009

Alexander Finance, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
President:  Bun Partners, Inc.
Its:  General Partner

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bun Partners, Inc.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  President

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner